================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 3)*

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

================================================================================


NYFS11...:\90\44090\0009\2579\SCH1088T.40B

------------------------------------------------------        -----------------------------------------
CUSIP No.               518439 10 4                     13G                   Page 2 of 9
------------------------------------------------------        -----------------------------------------

-------------------------------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS:           LEONARD A. LAUDER


                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
-------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [X]
-------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

-------------------------------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

-------------------------------------------------------------------------------------------------------
      NUMBER OF           5    SOLE VOTING POWER:              32,211,776
        SHARES
                       --------------------------------------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER:            12,905,974
       OWNED BY
                       --------------------------------------------------------------------------------
         EACH             7    SOLE DISPOSITIVE POWER:         32,211,776
       REPORTING
                       --------------------------------------------------------------------------------
     PERSON WITH          8    SHARED DISPOSITIVE POWER:       12,905,974

-------------------------------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       45,117,750 ** SEE ITEM 4
                  EACH REPORTING PERSON:

-------------------------------------------------------------------------------------------------------
       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                  ** SEE ITEM 4                                                              [X]
-------------------------------------------------------------------------------------------------------
       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    49.7%
                                                                                        ** SEE ITEM 4
-------------------------------------------------------------------------------------------------------
       12         TYPE OF REPORTING PERSON:            IN
-------------------------------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Leonard A. Lauder with a
                    business address of 767 Fifth Avenue, New York, New York
                    10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) As of December 31, 1998, the Reporting Person beneficially owned 45,117,750 shares of Class A Common Stock as follows:
                    (i) 6,166,645 shares of Class A Common Stock held directly by the Reporting Person; (ii) 4,492,361 shares of Class A Common and 21,352,770 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the sole individual general partner of LAL Family Partners L.P. and as the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners L.P.; (iii) 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (iv) 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.; (v) 239,731 shares of Class A Common held indirectly as a director of The Lauder Foundation; and (vi) 200,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 260,000 shares owned by his wife and 5,000 shares subject to exercisable employee stock options held by his wife, for which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of the 239,731 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

                    The 6,166,645 shares of Class A Common Stock held directly by the Reporting Person include 1,697,493 shares of Class A Common Stock loaned to Ronald S.



                             Page 3 of 9 Pages

                    Lauder. Ronald S. Lauder is obligated to repay this loan upon demand by the Reporting Person.

                    In June 1998, The Estee Lauder 1994 Trust entered into a forward purchase agreement (the "Contract") with the Estee Lauder Automatic Common Exchange Security Trust, a trust not affiliated with the Reporting Person, The Estee Lauder 1994 Trust or the Issuer (the "TRACES Trust"), relating to the disposition by The Estee Lauder 1994 Trust to the TRACES Trust of not fewer than 1,335,805 nor more than 1,603,030 shares of Class A Common Stock held by The Estee Lauder 1994 Trust on June 5, 2001 (the "Exchange Date"). The precise number of shares to be delivered by The Estee Lauder 1994 Trust to the TRACES Trust will be determined in accordance with the Contract as of the Exchange Date. Until such delivery, all 1,603,030 shares of Class A Common Stock continue to be included in the total for The Estee Lauder 1994 Trust.

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 45,117,750 shares of Class A Common Stock, which would constitute 49.7% of the number of shares of Class A Common Stock outstanding.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 15,746,977 shares of Class A Common Stock and the 29,370,773 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 49.1% of the aggregate voting power of the Issuer.

        (c) The Reporting Person has sole voting and dispositive power with respect to (i) 6,166,645 shares of Class A Common Stock held directly by the Reporting Person, (ii) 4,492,361 shares of Class A Common Stock and the 21,352,770 shares of Class B Common Stock held indirectly as the sole individual general partner of LAL Family Partners L.P. and as the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners L.P. and
                    (iii) 200,000 shares of Class A Common Stock subject to exercisable employee stock options held by the Reporting Person. The Reporting Person shares voting power with Ronald
                    S. Lauder and dispositive power with Ronald S. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994 Trust, with respect to 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The Reporting Person shares voting and dispositive power with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares voting and dispositive



                             Page 4 of 9 Pages
                    power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) the Reporting Person shares dispositive power with Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person shares voting and dispositive power with respect to 239,731 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        William P. Lauder and Gary M. Lauder, as stockholders of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,492,361 shares of Class A Common Stock and the 21,352,770 shares of Class B Common Stock owned by LAL Family Partners L.P. Ronald S. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira
        T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 4,640,548 shares of Class A Common Stock and the 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.:
        (i) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel
        S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 239,731 shares of Class A Common Stock owned by The Lauder Foundation.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the



                             Page 5 of 9 Pages

        Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.




                             Page 6 of 9 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1999
                                              /S/ Leonard A. Lauder
                                              ---------------------------------
                                              Leonard A. Lauder















                             Page 7 of 9 Pages

                                 EXHIBIT INDEX
                                 -------------



Exhibit A   --    List of Parties to the Stockholders' Agreement

















                             Page 8 of 9 Pages